SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  03 July 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)

03 July 2009

Bank of Ireland (Governor & Co)

Result of Annual General Court

Bank of Ireland announces that, at the Annual General Court held earlier today, all of the Resolutions proposed were duly passed.

The full text of each resolution was set out in the Circular to stockholders which was posted to stockholders on 4 June 2009.

Copies of the Resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority and will shortly be available to the public for inspection at the following locations:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2

Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Ends.

Contact Details
John Clifford	Company Secretary	+353 1 604 3400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 03 July 2009